Exhibit 1

SEVEN FACTS ALL GRAFTECH SHAREHOLDERS SHOULD CONSIDER

1.	GrafTech Has a Track Record of Severe Underperformance.

The starkest example of GrafTech’s underperformance under the incumbent Board is its dreadful long-term total shareholder return (TSR). Over the past 10 years, GrafTech’s TSR has been negative 15.1%. This means it has destroyed, not created, shareholder return over the past decade. And compared with its peers, GrafTech has underperformed by over 200% over the last 10 years.

GrafTech’s first quarter earnings report on April 24 was more of the same – optimistic rhetoric about the future with little or no progress to show. The Company reported a net loss for the quarter of $12 million, or 8 cents per share, compared to a net profit of $4 million, or 3 cents per share, in the first quarter of 2013. Even excluding costs associated with the closing of electrode plants in Brazil and South Africa and a machine shop in Russia, GrafTech still only posted adjusted net income of $1 million, or $0.01 per share. Notably, this number would have been negative without an insurance recovery of $3 million, or $0.02 per share, in the first quarter.

Why has GrafTech repeatedly delivered disappointing results and prolonged underperformance?

Because its approach to running the business is fundamentally wrong and outdated.

2.	Bad Governance -- The Board Protected the Former CEO as a “Whistleblower.”

As a director, in September 2012, Nathan Milikowsky urged that Craig Shular be replaced as CEO given the Company’s record of abysmal performance. The GrafTech Board’s response was to claim that the CEO could not be fired because he was a “whistleblower.” And who did he “blow the whistle” on? Conveniently, Nathan Milikowsky, who was seeking his ouster. We challenge GrafTech to name another public company that has accorded whistleblower protection to its CEO.

3.	Abysmal Governance -- The Board Wasted Millions of Dollars on a Retaliatory Investigation.

To justify the Board’s convenient bestowing of “whistleblower protection” to the CEO and to retaliate against Nathan Milikowsky, the Board, at the cost of millions of shareholder dollars in legal fees, hired a law firm to conduct an investigation. Inexplicably, this investigation did not include interviewing Nathan Milikowsky, as his meeting with investigatory counsel was scheduled to take place after their investigation had been concluded. Given the absence of proof of wrongdoing produced by the investigation, Save GrafTech offered the Board the opportunity to validate the results of that investigation by appointing an independent counsel to evaluate those findings. In response, the Board backed off the earlier investigation. Instead, the Board demanded a brand new, expensive, time-consuming, litigation-oriented investigation with yet another law firm. Why would a second investigation be necessary if the Board believes that the first one justified removing and now barring Nathan Milikowsky from the Board?

4.	The Company has Stonewalled any Possible Settlement.

Save GrafTech has repeatedly tried to reach a reasonable resolution. For example, Save GrafTech reduced its original request for five directors on a nine-member board to an offer of three Save GrafTech nominees on a nine-member board, with a two-year standstill. GrafTech has flatly and promptly rejected each of Save GrafTech’s settlement offers.

5.	The Board Needs New Leadership.

Save GrafTech seeks the long overdue replacement of Mary Cranston, GrafTech’s lead director since 2008 and designee as Chairperson, who has been on the Board for over 14 years. Why is it important that Mary Cranston be replaced? GrafTech’s designated future Chairperson knows little about the graphite and steel industry and has presided over massive value destruction at GrafTech. She also serves on too many other boards (six) and has a history of unsuccessful leadership and launching smear campaigns. Her efforts to manage a law firm were a failure and she stepped down in the wake of ongoing, disappointing financial performance.1

One notable incident as head of that firm was the disgraceful smearing of one of her former partners. After Ms. Cranston’s law firm was sued for $40 million for libeling and attempting to sabotage his career, she issued a humiliating public apology in connection with a large settlement, which read:

“Pillsbury Winthrop deeply regrets making its public statements regarding Frode Jensen and has agreed to a settlement with Mr. Jensen regarding those statements. Mr. Jensen was a valued and respected member of the firm and was one of the firm’s most productive corporate partners. Mr. Jensen is an accomplished corporate transactional lawyer, and he made many important contributions during his tenure at the firm. Pillsbury wishes him well in all his future endeavors and employment opportunities.”

If GrafTech is so eager to conduct an investigation, it should start by demanding that Ms. Cranston disclose the amount of the payment her firm had to make to her former partner for her wrongdoing.

6.	The Board’s Entrenchment is Simply More of the Same.

GrafTech has conveniently included in its credit agreement a “dead hand poison put” designed to protect the incumbent Board while seriously damaging the company. If shareholders elect a majority of directors NOT handpicked by the Board, then the lenders would be able to accelerate all outstanding debt and terminate their commitments to extend further credit, all without any cure period or cleansing act. While this provision would not be triggered if Save GrafTech’s three nominees gain minority representation on the Board, the lengths to which the incumbent Board will go to preserve the status quo are notable and clearly not in the best interests of shareholders.

The GrafTech Board has also flatly rejected Save GrafTech’s request for a universal proxy. Its reason? “[T]he use of a universal proxy card is not in the best interest of stockholders.” Why not? The universal proxy card is clearly not in the best interest of incumbent directors with nominal ownership in the Company.

1 “Pillsbury Chair Cranston Set to Step Down,” The Recorder, January 27, 2006, available at:
http://www.alm.law.com/jsp/article.jsp?id=1138269918562&slreturn=20140309151043.

7.	It is Crucial That All Three Save GrafTech Nominees be Elected.

Having as many shareholder voices as possible on the Board is the best way to change the unprofitable, entrenched, shareholder unfriendly culture at GrafTech. If fewer than three of Save GrafTech’s nominees are elected, change will be significantly harder to achieve and may take far longer (if it happens at all).

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the BLUE proxy card, or need additional assistance, please contact the firm assisting us in the proxy solicitation:

D.F. King & Co., Inc.
Shareholders Call Toll-Free: (800) 628-8532

Banks and Brokers Call Collect: (212) 269-5550
Email: savegraftech@dfking.com

IMPORTANT

We urge you NOT to sign any WHITE proxy card sent to you by GRAFTECH;

Media:

George Sard/Renée Soto/Jared Levy

Sard Verbinnen & Co

(212) 687-8080

Important information

On April 15, 2014 Nathan Milikowsky, Daniel Milikowsky, NM GTI Investments LLC, The Daniel Milikowsky Family Holdings, LLC, The Daniel and Sharon Milikowsky Family Foundation, Inc., and The Rebecca and Nathan Milikowsky Family Foundation (collectively, “Save GrafTech”) filed with the Securities and Exchange Commission (the “SEC”) and began distributing to the stockholders of GrafTech International, Ltd. (the “Company”) a definitive proxy statement and form of proxy (the “Proxy Statement”) in connection with the Company’s 2014 annual meeting of stockholders. SAVE GRAFTECH STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO THE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE SAVE GRAFTECH’S PARTICIPANTS IN SUCH PROXY SOLICITATION. SAVE GRAFTECH’S PROXY STATEMENT, AS FILED, AND ANY FURTHER AMENDMENTS, SUPPLEMENTS OR OTHER RELEVANT PROXY SOLICITATION DOCUMENTS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV, or by CONTACTING D.F. KING & CO., INC. BY TELEPHONE AT THE FOLLOWING NUMBERS: BANKS AND BROKERS CALL COLLECT: (212) 269-5550 AND ALL OTHERS, INCLUDING SHAREHOLDERS, CALL TOLL-FREE: (800) 628-8532.